Exhibit to Sub-Item 77D

Policies with Respect to Security Investments


On July 10, 2013, the Board of Trustees of RBC Funds Trust approved modifications to the investment policies of the Access Capital Community Investment Fund (the "Fund") to permit a portion of the Fund's assets to be invested in securities rated below the highest category by a nationally recognized statistical organization (and unrated securities deemed by the investment adviser to be of comparable quality).

A description of the modifications is incorporated by reference to the supplement to the Prospectus and Statement of Additional Information filed with the SEC via EDGAR on July
12, 2013 (Accession No. 0000897101-13-001050).